Exhibit (d)(v)(4)
AMENDMENT NO. 4 TO THE PORTFOLIO MANAGEMENT AGREEMENT
     The Portfolio Management Agreement (the “Agreement”) first made the 5th day of May, 2000 and amended the 1st day of January, 2001, the 5th day of August, 2004, and again on the 9th day of December, 2005 by and among Pacific Life Fund Advisors LLC (the “Investment Adviser”), a Delaware limited liability company, Pacific Investment Management Company LLC (“PIMCO”), a Delaware limited liability company, and Pacific Select Fund, a Massachusetts business trust (“Fund”), is hereby amended a fourth time to add the provisions set forth below (the “Amendment”), which is made this 1st day of May, 2007. Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.
     WHEREAS, the Fund is registered with the Securities and Exchange Commission as an open-end management investment company;
     WHEREAS, the Fund offers shares in several Portfolios, two of which are designated the Inflation Managed and Managed Bond Portfolios;
     WHEREAS, pursuant to the Agreement, Investment Adviser and the Fund have appointed PIMCO as Portfolio Manager to the Inflation Managed and Managed Bond Portfolios and PIMCO has accepted such appointment;
     WHEREAS, the Investment Adviser, PIMCO and the Fund desire to amend the Agreement in accordance with the provisions set forth in this Amendment; and
     NOW THEREFORE, In consideration of the renewal of the premises, the promises, and the mutual covenants contained in the Agreement and the good and valuable consideration paid in connection with the Agreement, the receipt and sufficiency of which are hereby acknowledged, the Fund, Investment Adviser and PIMCO hereby agree that the Agreement is amended and supplemented as follows:
1. Section 4 Compensation, is hereby deleted in its entirety and replaced with the following:
     “For the services provided and the expenses borne by the Portfolio Manager pursuant to this Agreement, the Investment Adviser will pay to the Portfolio Manager a fee in accordance with Exhibit A attached to this Agreement. This fee will be computed and accrued daily and payable monthly. The fees for any month during which this Agreement is in effect for less than the entire month shall be prorated based on the number of days during such month that the Agreement was in effect.”
2. Exhibit A is hereby added to the Agreement: (see attached Exhibit A)

     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers designated below on the day and year first above written.
PACIFIC SELECT FUND
By:
Name:
Title:
PACIFIC LIFE FUND ADVISORS LLC

By:	By:
Name:	Name:
Title:	Title:
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By:
Name:
Title:

EXHIBIT A
PACIFIC SELECT FUND FEE SCHEDULE
Effective: May 1, 2007
     Portfolio: Managed Bond
     The Investment Adviser will pay to the Portfolio Manager a monthly fee of 0.25% based on an annual percentage of the combined average daily net assets of the Managed Bond Portfolio of Pacific Select Fund and the PL Managed Bond Fund of Pacific Life Funds.
     Portfolio: Inflation Managed
     The Investment Adviser will pay to the Portfolio Manager a monthly fee based on an annual percentage of the combined average daily net assets of the Inflation Managed Portfolio of Pacific Select Fund and PL Inflation Managed Fund of Pacific Life Funds according to the following schedule:

Rate (%)	Break Point (assets)
0.25%	On the first $1 billion
0.20%	On the excess
The fees for services shall be prorated for any portion of a year in which the Agreement is not effective.